Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2008 AUG 20 A 9:13

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
Date:	*14 August 2008*	*No of sheets:*	*1+8*

SUPPL

In accordance with §86, section 2 and §87, section 1 of the Decree of the Minister of Finance dated 19 October 2005 – Journal of Laws No. 209, item 1744, the Management Board of KGHM Polska Miedź S.A. hereby provides the consolidated quarterly report with quarterly financial information for the second quarter of 2008.

Herein are presented the consolidated and separate balance sheets, income statements, statements of changes in equity and cash flow statements. The United States Securities and Exchange Commission will receive the complete hard copy of the consolidated quarterly report with quarterly financial information for the second quarter of 2008 by express mail shortly.

Sincerely

[redacted]

08004438

WICEPREZES ZARZĄDU
Maciej Tybura

I WICEPREZES ZARZĄDU
Herbert Wirth

PROCESSED
AUG 22 2008
THOMSON REUTERS

8/20

Exemption number 82 4639

(amounts in thousand PLN)

Consolidated balance sheet

	At	
	30 June 2008	**31 December 2007**
Assets	**(unaudited)**	
Non-current assets		
Property, plant and equipment	6 744 233	6 614 352
Intangible assets	118 047	119 231
Investment property	16 517	16 517
Investments in associates	659 760	690 096
Deferred tax assets	319 174	320 506
Available-for-sale financial assets	44 759	47 155
Held-to-maturity investments	57 292	43 934
Derivative financial instruments	8 154	33 395
Trade and other receivables	53 376	47 071
	8 021 312	**7 932 257**
Current assets		
Inventories	1 862 653	1 744 495
Trade and other receivables	1 411 543	925 367
Current corporate tax receivables	1 669	7 377
Available-for-sale financial assets	100 623	-
Derivative financial instruments	16 429	81 622
Cash and cash equivalents	3 450 503	2 812 096
	6 843 420	**5 570 957**
Non-current assets held for sale	**550**	**184**
TOTAL ASSETS	**14 865 282**	**13 503 398**
Equity and liabilities		
EQUITY		
Equity attributable to shareholders of the Parent Entity		
Share capital	2 000 000	2 000 000
Other reserves	8 791	13 118
Retained earnings	7 360 280	7 440 870
	9 369 071	**9 453 988**
Minority interest	**47 296**	**47 621**
TOTAL EQUITY	**9 416 367**	**9 501 609**
LIABILITIES		
Non-current liabilities		
Trade and other payables	21 848	24 762
Borrowings and finance lease liabilities	69 756	162 909
Derivative financial instruments	-	3 087
Deferred tax liabilities	34 282	29 804
Liabilities due to employee benefits	944 331	919 923
Provisions for other liabilities and charges	545 916	570 327
	1 616 133	**1 710 812**
Current liabilities		
Trade and other payables	3 437 308	1 646 406
Borrowings and finance lease liabilities	195 165	113 201
Current corporate tax liabilities	30 159	343 377
Derivative financial instruments	61	14 335
Liabilities due to employee benefits	79 643	77 402
Provisions for other liabilities and charges	90 446	96 256
	3 832 782	**2 290 977**
TOTAL LIABILITIES	**5 448 915**	**4 001 789**
TOTAL EQUITY AND LIABILITIES	**14 865 282**	**13 503 398**

Translation from the original Polish version

Exemption number 82 4639

(amounts in thousand PLN)

Consolidated income statement

	Financial period			
	for the 3 months ended 30 June 2008	**for the 6 months ended 30 June 2008**	**for the 3 months ended 30 June 2007**	**for the 6 months ended 30 June 2007**
	(unaudited)	**(unaudited)**	**(unaudited)**	**(unaudited)**
CONTINUED ACTIVITIES:				
Sales	3 410 956	6 750 769	3 538 193	6 467 899
Cost of sales	(2 148 734)	(4 054 068)	(1 973 004)	(3 639 149)
Gross profit	**1 262 222**	**2 696 701**	**1 565 189**	**2 828 750**
Selling costs	(60 833)	(113 216)	(36 001)	(95 652)
Administrative expenses	(154 792)	(347 739)	(169 280)	(344 774)
Other operating income	127 364	314 135	480 473	1 073 207
Other operating costs	(219 077)	(586 253)	(633 240)	(1 334 972)
Operating profit	**954 884**	**1 963 628**	**1 207 141**	**2 126 559**
Finance costs - net	(12 245)	(24 712)	(7 483)	(15 212)
Share of profits of associates accounted for using the equity method	82 019	152 524	68 286	122 430
Profit before income tax	**1 024 658**	**2 091 440**	**1 267 944**	**2 233 777**
Income tax expense	(182 840)	(372 281)	(234 660)	(408 136)
Profit for the period	**841 818**	**1 719 159**	**1 033 284**	**1 825 641**
attributable to:				
shareholders of the Parent Entity	841 598	1 719 410	1 032 842	1 825 334
minority interest	220	(251)	442	307
Earnings per share attributable to the shareholders of the Parent Entity during the period (in PLN per share)				
- basic	4.21	8.60	5.16	9.13
- diluted	4.21	8.60	5.16	9.13

(amounts in thousand PLN)

Exemption number 82 4639

Consolidated statement of changes in equity

	Attributable to shareholders of the Parent Entity				
	Share capital	Other reserves	Retained earnings	Attributable to minority interest	Total equity
At 1 January 2007 as previously stated	**2 000 000**	**(431 161)**	**6 648 838**	**44 725**	**8 262 402**
Prior period errors	**-**	**-**	**251 473**	**37**	**251 510**
At 1 January 2007	**2 000 000**	**(431 161)**	**6 900 311**	**44 762**	**8 513 912**
Impact of cash flow hedging valuation	-	698 586	-	-	698 586
Fair value losses on available-for-sale financial assets	-	(1 845)	-	-	(1 845)
Deferred tax	-	(137 452)	-	-	(137 452)
Total income/(expenses) recognised directly in equity	**-**	**559 289**	**-**	**-**	**559 289**
Profit for the period	-	-	1 825 334	307	1 825 641
Total recognised income/(expenses)	**-**	**559 289**	**1 825 334**	**307**	**2 384 930**
Dividends for 2006	-	-	(3 394 000)	-	(3 394 000)
Transactions with minority interest	-	-	-	1 531	1 531
At 30 June 2007 (unaudited)	**2 000 000**	**128 128**	**5 331 645**	**46 600**	**7 506 373**
At 1 January 2008	**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**
Impact of cash flow hedging valuation	-	(2 095)	-	-	(2 095)
Fair value losses on available-for-sale financial assets	-	(2 073)	-	-	(2 073)
Deferred tax	-	(159)	-	-	(159)
Total income/(expenses) recognised directly in equity	**-**	**(4 327)**	**-**	**-**	**(4 327)**
Profit/(loss) for the period	-	-	1 719 410	(251)	1 719 159
Total recognised income/(expenses)	**-**	**(4 327)**	**1 719 410**	**(251)**	**1 714 832**
Dividends for 2007	-	-	(1 800 000)	(74)	(1 800 074)
At 30 June 2008 (unaudited)	**2 000 000**	**8 791**	**7 360 280**	**47 296**	**9 416 367**

(amounts in thousand PLN)

Exemption number 82 4639

Consolidated cash flow statement

	Financial period	
	for the 6 months ended 30 June 2008	**for the 6 months ended 30 June 2007**
	(unaudited)	**(unaudited)**
Cash flow from operating activities		
Cash generated from operating activities	1 941 029	2 408 938
Income tax paid	(674 141)	(595 784)
Net cash generated from operating activities	**1 266 888**	**1 813 154**
Cash flow from investing activities		
Purchase of property, plant and equipment and intangible assets	(572 611)	(613 530)
Proceeds from sale of property, plant and equipment and intangible assets	8 660	11 012
Proceeds from sale of investment property	-	35 924
Purchase of held-to-maturity investments	(64 844)	(202 797)
Proceeds from sale of held-to-maturity investments	64 844	175 038
Purchase of available-for-sale financial assets	(100 005)	(200 000)
Proceeds from sale of available-for-sale financial assets	151	61 254
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund	(13 361)	(32 152)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund	-	22 096
Repayments of loans granted	-	250
Interest received	753	471
Dividends received	91 410	203 167
Other investment expenses	(17 888)	(20 221)
Net cash used in investing activities	**(602 891)**	**(559 488)**
Cash flow from financing activities		
Expenses connected to transactions with minority interest	-	(464)
Proceeds from loans and borrowings	30 158	55 562
Repayments of loans and borrowings	(45 733)	(25 716)
Payments of liabilities due to finance leases	(836)	(4 194)
Interest paid	(6 604)	(3 868)
Dividends paid	(24)	-
Other financial inflow	135	-
Net cash used in/generated from financing activities	**(22 904)**	**21 320**
Total net cash flow	**641 093**	**1 274 986**
Exchange losses on cash and cash equivalents	(2 686)	(16 132)
Movements in cash and cash equivalents	**638 407**	**1 258 854**
Cash and cash equivalents at beginning of the period	**2 812 096**	**2 321 131**
Cash and cash equivalents at end of the period	**3 450 503**	**3 579 985**
Including restricted cash and cash equivalents	1 682	2 171

(amounts in thousand PLN)

Exemption number 82 4639

Balance sheet

	At	
	30 June 2008	**31 December 2007**
Assets	**(unaudited)**	
Non-current assets		
Property, plant and equipment	4 954 188	4 832 630
Intangible assets	71 873	74 830
Shares in subsidiaries	1 830 706	1 803 390
Investments in associates	438 559	438 559
Deferred tax assets	156 840	160 781
Available-for-sale financial assets	30 234	32 935
Held-to-maturity investments	57 254	43 893
Derivative financial instruments	8 154	33 395
Trade and other receivables	18 330	11 012
	7 566 138	**7 431 425**
Current assets		
Inventories	1 698 400	1 603 487
Trade and other receivables	1 200 242	772 279
Available-for-sale financial assets	100 623	-
Derivative financial instruments	16 049	81 444
Cash and cash equivalents	3 172 398	2 534 995
	6 187 712	**4 992 205**
Non-current assets held for sale	**550**	**-**
TOTAL ASSETS	**13 754 400**	**12 423 630**
Equity and liabilities		
EQUITY		
Share capital	2 000 000	2 000 000
Other reserves	9 450	13 783
Retained earnings	6 966 856	6 952 166
TOTAL EQUITY	**8 976 306**	**8 965 949**
LIABILITIES		
Non-current liabilities		
Trade and other payables	4 671	6 305
Borrowings and finance lease liabilities	15 146	20 319
Derivative financial instruments	-	3 087
Liabilities due to employee benefits	877 436	853 096
Provisions for other liabilities and charges	531 705	556 589
	1 428 958	**1 439 396**
Current liabilities		
Trade and other payables	3 188 272	1 510 841
Borrowings and finance lease liabilities	9 838	8 612
Current corporate tax liabilities	28 523	343 022
Derivative financial instruments	61	14 335
Liabilities due to employee benefits	68 507	66 199
Provisions for other liabilities and charges	53 935	75 276
	3 349 136	**2 018 285**
TOTAL LIABILITIES	**4 778 094**	**3 457 681**
TOTAL EQUITY AND LIABILITIES	**13 754 400**	**12 423 630**

(amounts in thousand PLN)

Income statement

	Financial period			
	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008	for the 3 months ended 30 June 2007	for the 6 months ended 30 June 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
CONTINUED ACTIVITIES:				
Sales	3 028 621	6 030 935	3 216 585	5 860 077
Cost of sales	(1 842 524)	(3 508 126)	(1 717 803)	(3 201 584)
Gross profit	**1 186 097**	**2 522 809**	**1 498 782**	**2 658 493**
Selling costs	(18 514)	(36 601)	(20 275)	(41 015)
Administrative expenses	(113 790)	(265 811)	(139 332)	(278 497)
Other operating income	162 469	522 858	465 039	1 251 419
Other operating costs	(189 286)	(548 755)	(637 814)	(1 323 124)
Operating profit	**1 026 976**	**2 194 500**	**1 166 400**	**2 267 276**
Finance costs - net	(8 460)	(17 813)	(6 196)	(12 184)
Profit before income tax	**1 018 516**	**2 176 687**	**1 160 204**	**2 255 092**
Income tax expense	(186 022)	(361 997)	(229 115)	(397 421)
Profit for the period	**832 494**	**1 814 690**	**931 089**	**1 857 671**
Earnings per share during the period (in PLN per share)				
- basic	4.16	9.07	4.66	9.29
- diluted	4.16	9.07	4.66	9.29

(amounts in thousand PLN)

Statement of changes in equity

	Share capital	Other reserves	Retained earnings	Total equity
At 1 January 2007	**7 413 573**	**(431 526)**	**1 133 767**	**8 115 814**
Impact of cash flow hedging valuation	-	698 586	-	698 586
Fair value losses on available-for-sale financial assets	-	(1 480)	-	(1 480)
Deferred tax	-	(137 452)	-	(137 452)
Total income/(expenses) recognised directly in equity	-	**559 654**	-	**559 654**
Profit for the period	-	-	1 857 671	1 857 671
Total recognised income/(expenses)	-	**559 654**	**1 857 671**	**2 417 325**
Dividends for 2006	-	-	(3 394 000)	(3 394 000)
At 30 June 2007 (unaudited)	**7 413 573**	**128 128**	**(402 562)**	**7 139 139**
At 1 January 2008	**2 000 000**	**13 783**	**6 952 166**	**8 965 949**
Impact of cash flow hedging valuation	-	(2 095)	-	(2 095)
Fair value losses on available-for-sale financial assets	-	(2 079)	-	(2 079)
Deferred tax	-	(159)	-	(159)
Total income/(expenses) recognised directly in equity	-	**(4 333)**	-	**(4 333)**
Profit for the period	-	-	1 814 690	1 814 690
Total recognised income/(expenses)	-	**(4 333)**	**1 814 690**	**1 810 357**
Dividends for 2007	-	-	(1 800 000)	(1 800 000)
At 30 June 2008 (unaudited)	**2 000 000**	**9 450**	**6 966 856**	**8 976 306**

(amounts in thousand PLN)

Cash flow statement

	Financial period	
	for the 6 months ended 30 June 2008	**for the 6 months ended 30 June 2007**
	(unaudited)	**(unaudited)**
Cash flow from operating activities		
Cash generated from operating activities	1 867 209	2 272 097
Income tax paid	(672 714)	(584 496)
Net cash generated from operating activities	**1 194 495**	**1 687 601**
Cash flow from investing activities		
Purchase of shares in subsidiaries	(102 317)	(30 426)
Purchase of property, plant and equipment and intangible assets	(461 481)	(421 752)
Proceeds from sale of property, plant and equipment and intangible assets	3 779	1 830
Purchase of held-to-maturity investments	-	(41 847)
Proceeds from sale of held-to-maturity investments	-	12 400
Purchase of available-for-sale financial assets	(100 267)	(200 000)
Proceeds from sale of available-for-sale financial assets	151	61 254
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund	(13 361)	(32 152)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund	-	22 096
Loans granted	(7 056)	(1 436)
Repayments of loans granted	53	9 575
Interest received	43	290
Dividends received	136 619	205 167
Other investment expenses	(8 320)	(9 686)
Net cash used in investing activities	**(552 157)**	**(424 687)**
Cash flow from financing activities		
Repayments of loans	(3 000)	(3 000)
Payments of liabilities due to finance leases	-	(4 040)
Interest paid	(249)	(432)
Net cash used in financing activities	**(3 249)**	**(7 472)**
Total net cash flow	**639 089**	**1 255 442**
Exchange losses on cash and cash equivalents	(1 686)	(16 288)
Movements in cash and cash equivalents	**637 403**	**1 239 154**
Cash and cash equivalents at beginning of the period	**2 534 995**	**2 093 436**
Cash and cash equivalents at end of the period	**3 172 398**	**3 332 590**
including restricted cash and cash equivalents	1 472	1 932

END